UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

          TPG Inc.

(Name of Issuer)

        Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

          872657101

(CUSIP Number)

Bradford Berenson

TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

          (817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

          November 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872657101	SCHEDULE 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 281,708,474 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH:	10	SHARED DISPOSITIVE POWER 281,708,474 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,708,474 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.6% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) OO

*	The calculation assumes that there is a total of 353,995,226 shares of Class A Common Stock (as defined below) outstanding, which is the sum of (i) the 72,337,600 shares of Class A Common Stock outstanding as of November 3, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on November 7, 2023, and (ii) the 281,657,626 shares of Class A Common Stock issuable upon exchange of 281,657,626 Common Units (as defined below) and the cancellation of a corresponding number of shares of Class B Common Stock (as defined below).

CUSIP No. 872657101	SCHEDULE 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 71,865
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 281,725,423 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 71,865
WITH:	10	SHARED DISPOSITIVE POWER 281,725,423 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,797,288 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.6% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	The calculation assumes that there is a total of 353,995,226 shares of Class A Common Stock outstanding, which is the sum of (i) the 72,337,600 shares of Class A Common Stock outstanding as of November 3, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 7, 2023, and (ii) the 281,657,626 shares of Class A Common Stock issuable upon exchange of 281,657,626 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

CUSIP No. 872657101	SCHEDULE 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,766,241
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 281,725,423 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,766,241
WITH:	10	SHARED DISPOSITIVE POWER 281,725,423 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,491,664 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.3% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	The calculation assumes that there is a total of 354,067,738 shares of Class A Common Stock outstanding, which is the sum of (i) the 72,337,600 shares of Class A Common Stock outstanding as of November 3, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 7, 2023, (ii) the 281,657,626 shares of Class A Common Stock issuable upon exchange of 281,657,626 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock, and (iii) the 72,512 shares of Class A Common Stock issuable to the Reporting Person (as defined below) in respect of RSUs (as defined below) that vest within 60 days of this Schedule 13D (as defined below).

CUSIP No. 872657101	SCHEDULE 13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 437,237
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 281,708,474 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 437,237
WITH:	10	SHARED DISPOSITIVE POWER 281,708,474 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,145,711 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.7% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	The calculation assumes that there is a total of 354,093,479 shares of Class A Common Stock outstanding, which is the sum of (i) the 72,337,600 shares of Class A Common Stock outstanding as of November 3, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 7, 2023, (ii) the 281,657,626 shares of Class A Common Stock issuable upon exchange of 281,657,626 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock, and (iii) the 98,253 shares of Class A Common Stock issuable to the Reporting Person in respect of RSUs that vest within 60 days of this Schedule 13D.

CUSIP No. 872657101	SCHEDULE 13D	Page 6 of 10

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 2, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the shares of Class A Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the fifth paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Excluding the securities beneficially owned by TPG GP A, TPG Group Holdings (SBS), L.P., New TPG GP Advisors, Inc. and the API Entities, Mr. Bonderman beneficially owns directly or indirectly 71,865 shares of Class A Common Stock, Mr. Coulter beneficially owns directly or indirectly 2,766,241 shares of Class A Common Stock and Mr. Winkelried beneficially owns directly or indirectly 437,237 shares of Class A Common Stock.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the first paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“The information set forth in or incorporated by reference in Items 2, 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.”

This Amendment further amends and supplements Item 4 of the Original Schedule 13D by inserting the following before the final paragraph:

“November 2023 Charitable Donations

On November 20, 2023, (i) Mr. Bonderman made a bona fide gift of 400,000 shares of Class A Common Stock to a charitable organization and (ii) Mr. Coulter made bona fide gifts of 325,000 shares of Class A Common Stock to charitable organizations, in each case for which no payment or consideration was received.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on, with respect to (i) TPG GP A and Mr. Bonderman, a total of 353,995,226 shares of Class A Common Stock outstanding, (ii) Mr. Coulter, a total of 354,067,738 shares of Class A Common Stock outstanding, and (iii) Mr. Winkelried, a total of 354,093,479 shares of Class A Common Stock outstanding, in each case which is the sum of (a) the 72,337,600 shares of Class A Common Stock outstanding as of November 3, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 7, 2023, (b) the 281,657,626 shares of Class A Common Stock issuable upon exchange of 281,657,626 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock, and (c) with respect to (x) Mr. Coulter, the 72,512 shares of Class A Common Stock issuable to Mr. Coulter in respect of RSUs that vest within 60 days of this Schedule 13D and (y) Mr. Winkelried, the 98,253 shares of Class A Common Stock issuable to Mr. Winkelried in respect of RSUs that vest within 60 days of this Schedule 13D. Pursuant to Rule 13d-3 under the Act, TPG GP A may be deemed to beneficially own 281,708,474 shares of Class A Common Stock, which constitutes approximately 79.6% of the outstanding shares of Class A Common Stock; Mr. Bonderman may be deemed to beneficially own 281,797,288 shares of Class A Common Stock, which constitutes approximately 79.6% of the outstanding shares of Class A Common Stock, and has pledged to a financial institution 24.99% of the “TPG Partner Units” he holds in his capacity as a TPG partner, which units are exchangeable under certain circumstances for Common Units and shares of Class B Common Stock held by TPG Group Holdings (SBS), L.P.; Mr. Coulter may be deemed to beneficially own 284,491,664 shares of Class A Common Stock, which constitutes approximately 80.3% of the outstanding shares of Class A Common Stock; and Mr. Winkelried may be deemed to beneficially own 282,145,711 shares of Class A Common Stock, which constitutes approximately 79.7% of the outstanding shares of Class A Common Stock.”

CUSIP No. 872657101	SCHEDULE 13D	Page 7 of 10

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and supplements Item 6 of the Original Schedule 13D by inserting the following before the final paragraph:

“In addition to RSUs granted to the Company’s executive officers as part of their annual compensation, including Mr. Coulter and Mr. Winkelried, as described in the Company’s Proxy Statement on Schedule 14A for the year ending December 31, 2022, filed by the Issuer with the Commission on April 25, 2023, on November 28, 2023, the independent Compensation Committee of the Issuer’s board of directors approved a long-term performance incentive award for Mr. Winkelried (the “Award”). The Award is intended to incentivize Mr. Winkelried to drive shareholder value in a manner that is aligned with stockholder interests, reward him for organic and inorganic Issuer growth, and bring his compensation in-line with peer competitors in order to promote and ensure retention.

The Award was granted on November 30, 2023 and is a grant of 2,594,755 restricted stock units (“RSUs”) and 3,892,133 performance stock units (“PRSUs”) under the Issuer’s Omnibus Equity Incentive Plan (the “Plan”). Each RSU and PRSU represents a contingent right to receive one share of Class A Common Stock when the applicable vesting conditions are satisfied. Provided that Mr. Winkelried continues to provide services to the Issuer or its affiliates through the applicable service vesting date, (i) the RSUs are scheduled to vest 25% on each of January 13, 2025, 2026, 2027 and 2028 (each, an “RSU Vesting Date”), and (ii) the PRSUs are scheduled to service vest 20% on each of January 13, 2025, 2026, 2027, 2028 and 2029, and are only earned upon achievement of a stock price vesting condition that will be met when the 30-day volume weighted average trading price of a share of Class A Common Stock meets or exceeds certain stock price hurdles (each, a “Market Price Performance Hurdle”). 25% of each service vesting tranche of the PRSUs are eligible to be earned and vest following achievement of each of the following Class A Common Stock prices: $52.50 (the “1.5x PRSUs”), $58.45, $64.05, $70.00. These stock price hurdles represent a premium of 150%, 167%, 183% and 200% of the closing price of a share of Class A Common Stock on the date of grant. The Market Price Performance Hurdle for the 1.5x PRSUs must be achieved by January 13, 2029, and the Market Price Performance Hurdle for the other PRSUs must be achieved by January 13, 2030 (the “Performance Periods”). If the applicable Market Price Performance Hurdle is not achieved during the applicable Performance Period, the applicable PRSUs will be forfeited. Vested RSUs will be settled promptly following the applicable RSU Vesting Date, any PRSUs that vest prior to January 13, 2029 will be settled promptly following January 13, 2029, and any PRSUs that vest after January 13, 2029 will be settled promptly following January 13, 2030, subject to accelerated settlement in the event of death or a termination of employment following a change of control of the Issuer (or upon a change in control if the awards are not assumed).

Upon Mr. Winkelried’s termination of service, any then unvested portion of the Award will be automatically forfeited; provided that in the case of an involuntary termination without cause, a resignation with good reason or termination due to death or disability, Mr. Winkelried will receive credit for service vesting through the next scheduled service vesting date after his date of termination for both RSUs and PRSUs, and service-vested PRSUs (including those credited at termination) will remain eligible to vest if the applicable Market Price Performance Hurdle is achieved during the applicable Performance Period. For purposes of the RSUs and PRSUs, cause, good reason, and disability have the meanings as set forth in Mr. Winkelried’s employment agreement. In the event of a change in control, the performance condition for the PRSUs will be assessed based on the Class A Common Stock price at the change in control, and if the RSUs and PRSUs are not assumed, they will be deemed service vested.

The Award is subject to the Issuer’s recoupment policy and, to the extent applicable, the Issuer’s Dodd-Frank clawback policy. Dividend equivalents are paid on vested and unvested RSUs when the dividend occurs. Dividend equivalents accrue for vested and unvested PRSUs and are paid only if and when both the applicable service and performance vesting conditions are satisfied.”

CUSIP No. 872657101	SCHEDULE 13D	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

TPG GP A, LLC
By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel

David Bonderman
By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter
By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of James G. Coulter (2)
Jon Winkelried
By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of Jon Winkelried (3)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(3) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 12, 2020, which was previously filed with the Commission as an exhibit to a Form 3 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

CUSIP No. 872657101	SCHEDULE 13D	Page 9 of 10

Exhibit Index

1.	Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).
2.	Transaction Agreement, dated May 14, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 15, 2023).
3.	Amendment No. 1 to Transaction Agreement, dated October 3, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
4.	Amendment No. 2 to Transaction Agreement, dated October 31, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
5.	Second Amended and Restated Limited Liability Company Agreement of TPG GP A, LLC, dated as of November 1, 2023, among TPG Inc. and the members of TPG GP A, LLC party thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 2, 2023).
6.	Amended and Restated Exchange Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
7.	Amended and Restated Investor Rights Agreement, dated as of November 1, 2023, among TPG Inc., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P., TPG Group Holdings (SBS), L.P., TPG New Holdings, LLC, TPG Partner Holdings, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
8.	Seventh Amended and Restated Limited Partnership Agreement of TPG Operating Group II, L.P., dated as of November 1, 2023, among TPG Holdings II-A, LLC and the limited partners of TPG Operating Group II, L.P.
9.	Amended and Restated Tax Receivable Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

CUSIP No. 872657101	SCHEDULE 13D	Page 10 of 10

10.	Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc. and Jon Winkelried (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K, filed on March 29, 2022).